UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MSD Acquisition Corp.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G5709C109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS MSD Sponsor Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 23,583,333 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 23,583,333 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,583,333 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.1% (2)
12	TYPE OF REPORTING PERSON* OO

(1)

Represents 23,583,333 Class A ordinary shares acquirable by the Reporting Person in respect of (i) 14,250,000 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination, and (ii) 9,333,333 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)

Calculated based on (i) 57,500,000 Class A ordinary shares outstanding as of November 9, 2022 as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 10, 2022, and (ii) 23,583,333 Class A ordinary shares issuable in connection with the Class B Shares and Private Placement Warrants held by the Reporting Persons.

Item 1(a)	Name of Issuer:

MSD Acquisition Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

One Vanderbilt Avenue, 26th Floor, New York, New York 10017.

Item 2(a)	Name of Person Filing:

This statement is filed by MSD Sponsor Holdings, LLC, which is referred to herein as the “Reporting Person.”

Item 2(b)	Address of Principal Business Office or, if none, Residence:

c/o MSD Sponsor Holdings, LLC

One Vanderbilt Avenue, 26th Floor,

New York, New York 10017.

Item 2(c)	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d)	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share.

Item 2(e)	CUSIP No.:

G5709C109

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned: See responses to Item 9 on each cover page.

(b)	Percent of class: See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: See responses to Item 5 on each cover page.

(ii)	Shared power to vote or direct the vote: See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or direct the disposition: See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or direct the disposition: See responses to Item 8 on each cover page.

The Reporting Person is the record holder of the Class B Shares and the Private Placement Warrants. The Sponsor is managed by a board of managers comprised of Gregg Lemkau, John Phelan and Robert Platek, who control the Sponsor. Each of Messrs. Lemkau, Phelan and Platek disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. This Statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this Statement.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

MSD Sponsor Holdings, LLC

By:	/s/ Marcello Liguori
Name:	Marcello Liguori
Title:	Vice President